U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202


May 2, 2002

VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Shaswat Das

         RE:  INVESTORS RESEARCH FUND
              CIK:  0000052389
              1933 Act File No. 002-14675
              1940 Act File No. 811-00861
              FORM AW - REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT


Ladies and Gentlemen:

Please note that on May 1, 2002, a filing with accession number 0000894189-02-000487 was incorrectly made on Form N-1A under Rule 485(b) using Investors Research Funds' EDGAR CIK and CCC numbers. Please disregard--or preferably remove--that filing from Investors Research Funds' records as it pertains to a completely different investment company (i.e., Investec Funds, File Nos. 811-08360 and 33-75340, CIK 0000919160) and should not have been filed on behalf of Investors Research Funds. We apologize for any confusion this may have caused.

Thank you for your attention to this matter and if you have any questions regarding this filing, please feel free to contact the undersigned at (414) 765-5025.

Sincerely,



/s/Elaine E. Richards
-------------------------------
Elaine E. Richards, Esq.
Vice President
U.S. Bancorp Fund Services, LLC